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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 6)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ X ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

KazakhGold Group Limited

(Name of Subject Company)
Not applicable

(Translation of Subject Company’s Name into English (if applicable))
Jersey

(Jurisdiction of Subject Company’s Incorporation or Organization)
KazakhGold Group Limited

(Name of Person(s) Furnishing Form)
American Depositary Receipts

(Title of Class of Subject Securities)
48667H 600

(CUSIP Number of Class of Securities (if applicable))
Dmitry Ivanov, 88 Wood Street, London, EC2V 7RS Tel.: +44 (0) 208 528 1020

     (Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
July 2, 2010

(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC2560(12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This Amendment No. 6 amends the Form CB submitted to the Securities and Exchange Commission by KazakhGold Group Limited on July 1, 2010.

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

1.	Regulatory News Service Announcement, dated June 30, 2010*
2.	KazakhGold Group Limited Private Exchange Offer Prospectus, dated July 2, 2010*
3.	Private Exchange Offer Memorandum, dated July 2, 2010*
4.	Regulatory News Service Announcement, dated July 5, 2010*
5.	Share Form of Acceptance to accept Private Exchange Offer with respect to common shares of OJSC Polyus Gold*
6.	ADS Form of Acceptance to accept the Private Exchange Offer with respect to Level 1 American Depositary Shares of OJSC Polyus Gold*
7.	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees of holders of common shares, nominal value 1.00 ruble per share (“Polyus Shares”), including Polyus American Depositary Shares (“Polyus ADSs”) representing Polyus Shares of OJSC Polyus Gold (“Polyus Gold”)*

8.	Letter to Clients Holding shares of common shares, nominal value 1.00 ruble per share (“Polyus Shares”), including Polyus American Depositary Shares (“Polyus ADSs”) representing Polyus Shares of OJSC Polyus Gold (“Polyus Gold”)*

9.	Supplementary Prospectus, dated July 13, 2010*
10.	Regulatory News Service Announcement, dated July 14, 2010*
11.	Regulatory News Service Announcement, dated July 27, 2010*
12.	Supplementary Prospectus, dated July 28, 2010*
13.	Regulatory News Service Announcement, dated July 28, 2010*
14.	Supplementary Prospectus, dated August 9, 2010*
15.	Regulatory News Service Announcement, dated August 9, 2010*
16.	Supplementary Prospectus, dated August 17, 2010
17.	Regulatory News Service Announcement, dated August 17, 2010
* previously filed

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or disseminated to U.S. holders.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

(1) Written irrevocable consent and power of attorney on Form F-X filed with the Securities and Exchange Commission on July 1, 2010

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PART IV – SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Evgeny Ivanov

(Signature)
Evgeny Ivanov, Chairman

(Name and Title)

August 17, 2010

(Date)

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you should immediately seek your own independent financial advice from your stockbroker, bank manager, solicitor or other independent professional adviser authorised under the Financial Services and Markets Act 2000 who specialises in advising upon investment in shares and other securities if you are resident in the United Kingdom or, if not, from another appropriately authorised financial adviser in your own jurisdiction.

If you have sold or otherwise transferred all of your Polyus Shares and/or Polyus ADSs, please send this document and the accompanying documents to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

The Private Exchange Offer is being made (i) to all holders of Polyus Shares and Polyus ADRs outside the Russian Federation, Canada, Australia and Japan who under the laws of their jurisdiction are permitted to participate in the Private Exchange Offer and (ii) in the Russian Federation, solely to certain legal entities that are “qualified investors” (as defined in the Russian Federal Law on the Securities Market). This document or information contained therein is not an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities or other financial instruments in Russia or to or for the benefit of any Russian person, and does not and is not purported to constitute an offering to investors who are not “qualified investors” (as defined in the Russian Federal Law on the Securities Market) or advertisement of any securities or other financial instruments in Russia. The information contained in this document must not be passed on to third parties or otherwise be made publicly available in Russia. Distribution of this document does not constitute placement and/or public circulation of securities or other financial instruments in Russia. The depositary receipts of KazakhGold Group Limited have not been and will not be registered in the Russian Federation and are not intended for and will not be admitted to “placement” or “public circulation” in Russia. This document has not been and will not be registered and/or filed or approved by a competent authority in the Russian Federation and is not intended to be made publicly available in Russia. ANY PERSON RESIDENT IN THE RUSSIAN FEDERATION OR WHO HAS OBTAINED A COPY OF THIS DOCUMENT AT AN ADDRESS WITHIN THE RUSSIAN FEDERATION AND WHO IS NOT A “QUALIFIED INVESTOR” (AS DEFINED IN ARTICLE 51.2 OF THE RUSSIAN SECURITIES MARKET LAW) IS REQUIRED TO DISREGARD IT. The Private Exchange Offer does not, and is not intended to, constitute a public offer in Russia. The Private Exchange Offer is not being made, directly or indirectly, to persons in jurisdictions in which the making of the Private Exchange Offer would constitute a violation of the relevant laws of such jurisdiction. The distribution of this document in jurisdictions other than the UK or Jersey may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of the securities laws of any such jurisdiction.

KAZAKHGOLD GROUP LIMITED
(incorporated as a public company with limited liability under the laws of Jersey with registered company number 91264)

Supplementary Prospectus
in relation to

(1)	Offer of up to 274,929,559 Level I GDSs, evidenced by Level I GDRs (the “Level I GDRs”), each representing one ordinary share of KazakhGold Group Limited, to certain holders of shares and/or American depositary shares of OJSC Polyus Gold pursuant to the Private Exchange Offer; and

(2)	Admission to listing on the Official List of the U.K. Listing Authority, and to trading on the regulated part of the International Order Book of the London Stock Exchange plc, a regulated market for the purposes of the Markets in Financial Instruments Directive 2004/39/EC, of up to 1,815,837,075 depositary receipts, each representing one ordinary share of KazakhGold Group Limited, including up to 1,610,208,159 Level I GDRs and Regulation S GDRs being issued in connection with the Private Exchange Offer and related transactions

This document, which comprises a Supplementary Prospectus relating to KazakhGold Group Limited (“KazakhGold” or the “Company”) prepared in accordance with the Prospectus Rules, has been approved as such by the Financial Services Authority in accordance with Section 85 of the Financial Services and Markets Act 2000. A copy of this document has been filed with the Financial Services Authority and has been made available to the public in accordance with paragraph 3.2.1 of the Prospectus Rules.

This Supplementary Prospectus is supplemental to, and should be read in conjunction with, the prospectus published by KazakhGold and dated 2 July 2010 (the “Prospectus”) and the three supplementary prospectuses to the Prospectus dated 13 July 2010, 28 July 2010 and 6 August 2010, respectively, copies of which are available at http://www.kazakhgold.com/investor/proposed_combination/. This Supplementary Prospectus is being issued to disclose information contained in the Company’s announcement dated 16 August 2010, which was published via the Regulatory News Service of the London Stock Exchange plc on such date. The whole of the text of this Supplementary Prospectus, the Prospectus and the three supplementary prospectuses dated 13 July 2010, 28 July 2010 and 6 August 2010, respectively, should be read, but your attention is, in particular, drawn to Part II of the Prospectus entitled “Risk Factors” on pages 6 to 34 of the Prospectus for a discussion of the risks that might affect the value of securities that you hold in KazakhGold. Except as expressly stated herein, or unless the context otherwise requires, the definitions used in the Prospectus also apply in this Supplementary Prospectus.

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KazakhGold accepts responsibility for the information contained in this Supplementary Prospectus. To the best of the knowledge and belief of KazakhGold (which has taken all reasonable care to ensure that such is the case), the information contained in this Supplementary Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

A copy of this document has been delivered to the Registrar of Companies in Jersey in accordance with Article 5 of the GPO and the Registrar has given, and has not withdrawn, his consent to its circulation. The Jersey Financial Services Commission has given, and has not withdrawn, its consent under Articles 2 and 4(1) of the Control of Borrowing (Jersey) Order 1958, as amended, to the issue of securities in KazakhGold. It must be distinctly understood that, in giving these consents, neither the Registrar of Companies in Jersey nor the Jersey Financial Services Commission takes any responsibility for the financial soundness of KazakhGold or for the correctness of any statement made, or opinions expressed, with regard to it. The Jersey Financial Services Commission is protected by the Control of Borrowing (Jersey) Law 1947, as amended, against liability from the discharge of its functions under that law.

Notice to US holders of Polyus Shares and/or Polyus ADSs

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Private Exchange Offer is made for the securities of a foreign company and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for US holders of Level I GDRs to enforce their rights and any claim they may have arising under the US federal securities laws, since KazakhGold is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. US holders of Level I GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment.

US holders of Level I GDRs should be aware that KazakhGold may purchase securities otherwise than under the Private Exchange Offer, such as in open market or privately negotiated purchases.

Neither the US Securities and Exchange Commission nor any US state securities commission has approved or disapproved the securities offered in connection with the Private Exchange Offer, or determined if this document or the Private Exchange Offer is accurate or complete. Any representation to the contrary is a criminal offence.

This document should not be distributed, forwarded or transmitted in or into Canada, Australia or Japan or, subject to certain exceptions, the Russian Federation, or any other jurisdiction where the extension or availability of the Private Exchange Offer would constitute a violation of relevant laws or require registration thereof.

The Private Exchange Offer is not being made, directly or indirectly, in the Russian Federation to individuals or, with respect to legal entities, to legal entities that are not “qualified investors” under Russian law and does not, and is not intended to, constitute a public offer in Russia. Any person resident in the Russian Federation or who has obtained a copy of this document at an address within the Russian Federation and who is not a “qualified investor” (as defined in Article 51.2 of the Russian Securities Market Law) is required to disregard it.

Regulatory Information

This document does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, securities in any jurisdiction in which such offer or solicitation is unlawful. Issue or circulation of this document may be prohibited in some countries, and attention is drawn to the notices to

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residents of various countries set out in the section entitled “Notice to holders of Polyus Shares and/or Polyus ADSs” on pages (iv) to (vi) (inclusive) of the Prospectus.

KazakhGold will accept withdrawals of acceptances validly made in respect of the Private Exchange Offer until close of business on two business days from publication of this Supplementary Prospectus. Eligible Polyus Shareholders who wish to withdraw their acceptances should contact NRC for further information. Any Polyus Shares transferred to KazakhGold prior to withdrawal will be returned to the Eligible Polyus Shareholders that withdrew their acceptance. Eligible Polyus ADS Holders should contact the Exchange Agent for further information. The necessary contact details for each of NRC and the Exchange Agent may be found on page 30 of the Private Exchange Offer Document dated 2 July 2010, which is available at http://www.kazakhgold.com/investor/proposed_combination/.

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Events arising since publication of the Prospectus

Further to information disclosed in the supplementary prospectus published by KazakhGold on 16 August 2010 in relation to a freezing order that had been placed by the Agency on Economic and Corruption-Related Crimes (“AECC”) in Kazakhstan over certain bank accounts held in Kazakhstan by KazakhGold’s main operating subsidiary, JSC Kazakhaltyn MMC (“Kazakhaltyn”), the appeal by Kazakhaltyn to lift the freezing order was refused at a court hearing in Kazakhstan held on 13 August 2010, and, as a result, the freezing order remains in place. Kazakaltyn is appealing against the court’s decision and expects to hear the results of such further appeal within ten to fourteen days.

Kazakhaltyn has received express permission from the AECC to access funds in the frozen accounts in order to make wage payments to its employees and pay taxes and other payments to municipal authorities in order to avoid social tensions among the workforce. In addition, the AECC has permitted the payment from the frozen accounts of certain other operating expenses that are necessary for the continuation of Kazahaltyn’s operations and has indicated to Kazakhaltyn that it is willing to consider permitting further payments on a case by case basis in order to enable Kazakhaltyn’s operations to continue. Kazakhaltyn is cooperating with the AECC in order to seek to ensure that such payments can be made on a timely basis so as to minimise the impact on its operations. While access to the funds in the frozen accounts continues to be subject to the sole discretion of the AECC, there remains the risk of unexpected disruption to Kazakhaltyn’s operations.

KazakhGold regards this information as significant new factors relating to information contained in the Prospectus and accordingly has prepared and published this Supplementary Prospectus in accordance with section 87G of FSMA and the Prospectus Rules.

Documents Incorporated by Reference

The announcement dated 16 August 2010, which was published via the Regulatory News Service of the London Stock Exchange plc on such date and is available at http://www.kazakhgold.com/media/news/2010, are incorporated by reference to this Supplementary Prospectus.

Documents on Display

In addition to those documents set out in paragraph 7 on page 166 of “Part XV – Additional Information” of the Prospectus, a copy of this document is available for inspection during regular business hours on any weekday at the offices of Debevoise & Plimpton LLP, Tower 42, Old Broad Street, London EC2N 1HQ, United Kingdom for the life of the Prospectus and at http://www.kazakhgold.com/investor/proposed_combination/.

17 August 2010

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17 August 2010

PUBLICATION OF SUPPLEMENTARY PROSPECTUS

KazakhGold Group Limited (“KazakhGold” or the “Company”) announces that on 17 August 2010, in accordance with the Prospectus Directive, it published a supplementary prospectus (the “Supplementary Prospectus”) to the Prospectus dated 2 July 2010.  The Supplementary Prospectus contains information set forth in the RNS announcement released by the Company on 16 August 2010 in relation to a freezing order placed over certain bank accounts of its main operating subsidiary, JSC Kazakhaltyn MMC.  By way of update to such information, the Supplementary Prospectus also discloses that Kazakhaltyn has made a further appeal against such freezing order and expects to hear the results of such appeal within ten to fourteen days.

The Supplementary Prospectus will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London  E14 5HS

The Supplementary Prospectus is also available for download from KazakhGold’s website at: http://www.kazakhgold.com and copies will be made available at KazakhGold’s principal place of business at 88 Wood Street, London EC2V 7RS, United Kingdom during working hours on any business day (Saturdays, Sundays and public holidays excepted).

Enquiries:

KazakhGold Alexey V. Chernushkin, Director, Capital Markets and IR	+44 (0) 20 8528 1450
HSBC (financial adviser to KazakhGold) Sergei Chinkis	+44 (0) 20 7991 8888

HSBC Bank plc (“HSBC”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for KazakhGold and no one else in connection with the proposed combination of KazakhGold and OJSC Polyus Gold (the “Proposed Combination”) and will not be responsible to anyone other than KazakhGold for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the Proposed Combination, the contents of this announcement or any other matter referred to herein.

General

Neither this announcement nor the information contained therein is an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities or other financial instruments in the Russian Federation or to or for the benefit of any person in Russia, and does not constitute and is not purported to constitute an offering to investors who are not “qualified investors” (as defined in the Russian Federal Law on the Securities Market) or advertisement of any securities or other financial instruments in Russia.  This announcement and the information contained therein must not be passed on to third parties or otherwise be made publicly available in Russia. Distribution of this document does not constitute placement and/or public circulation of securities or other financial instruments in Russia and the Private Exchange Offer referred to in the Prospectus dated 2 July 2010 (the “Private Exchange Offer”) does not, and is not intended to, constitute a public offer in Russia.  The depositary receipts of KazakhGold Group Limited have not been and will not be registered in the Russian Federation and are not intended for and will not be admitted to “placement” or “public circulation” in Russia.

Notice to U.S. investors

It is important for U.S. securities holders to be aware that this announcement is subject to disclosure and regulations in England that are different from those in the United States.  In addition, U.S. securities holders should be aware that this announcement has been prepared in accordance with English format and style, which differs from the U.S. format and style.

The KazakhGold Shares to be represented by the KazakhGold GDRs have not been and will not be registered under the Securities Act or the securities laws of any state of the U.S., and may not be offered, sold, delivered or transferred except pursuant to an available exemption from or in a transaction not subject to the registration requirements of the Securities Act and applicable U.S. state securities laws.

The Private Exchange Offer is made for Polyus Securities and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this Document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. holders of KazakhGold GDRs to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since KazakhGold is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. U.S. holders of KazakhGold GDRs may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that KazakhGold may purchase Polyus Securities otherwise than under the Private Exchange Offer, such as in open market or privately negotiated transactions.

This information is provided by RNS
The company news service from the London Stock Exchang